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                                                File No. 70-XXXX

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------
                                    Conectiv
                         Conectiv Energy Holding Company
                         Atlantic City Electric Company
                                 ACE REIT, Inc.
                        Conectiv Atlantic Generation, LLC
                         Delmarva Power & Light Company
                       Conectiv Delmarva Generation, Inc.

                                 800 King Street
                              Wilmington, DE 19899
                  ---------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)

                                    Conectiv
                ------------------------------------------------
                (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
                ------------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

         Peter F. Clark                       Joyce Koria Hayes, Esquire
         General Counsel                            7 Graham Court
         Conectiv                                   Newark, DE 19711
         (address above)


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                                Table of Contents

Item 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

         A.   Introduction.

         B.   Background and Regulatory Environment

         C. Transactions related to the capitalization of Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, LLC ("CAG") through the contribution of generating assets. Capitalization of ACE REIT, Inc. ("ACE-REIT") through the contribution of CAG ownership interests to ACE-REIT.

         D.   Dividend of Common Stock of CDG and ACE-REIT to Conectiv.

         E. Approval of acquisition of CDG and ACE-REIT by CEH. Creation of Conectiv Energy Holding Company ("CEH") and contribution of CDG and ACE-REIT Common Stock to CEH. Determination that ACE-REIT is not a utility holding company. Possible future activities of CEH.

         F. Request for Reservation of jurisdiction pending completion of the Record with respect to status of CDG and CAG as EWGs.

         G.   CEH Authority to acquire EWGs as an intermediary company.

         H. Financing of CEH and financing of ACE-REIT, CAG, and CDG by CEH or Conectiv.

           1.   CEH financing by Conectiv.

           2.   CDG, CAG, and ACE-REIT financing by CEH or Conectiv.

         I. Authority for the acquisition of utility assets pursuant to a like-kind exchange if at that time CDG is not an EWG.

         J.   Affiliate Transactions.

         K.   Authorization Period and Reporting.

         L.   Statement Pursuant to Rule 54.

Item 2.   FEES, COMMISSION AND EXPENSES

Item 3.   APPLICABLE STATUTORY PROVISIONS

Item 4.   REGULATORY APPROVAL

Item 5.   PROCEDURE

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS
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    A.   Exhibits

    B.   Financial Statements as of December 31, 1999.

Item 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

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1(a)   Description of Proposed Transactions
[ ]
(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

          -------------------------------------------------------

A. Introduction

         Conectiv, a registered holding company and a Delaware corporation, owns all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE"), and of certain direct and indirect nonutility subsidiaries. (See HCAR No. 26832 dated February 25, 1998 (the "Merger Order") in File No. 70-9069.) Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware and ACE provides electric service in New Jersey. Among the nonutility businesses that Conectiv was permitted to retain under the Merger Order is Conectiv Energy Supply, Inc. ("CESI")(named Delmarva Energy Company at the time of the Merger Order and later renamed), which is currently operating as an energy marketing company. (See order authorizing the restructuring of the Conectiv nonutility operations and the merger into CESI of Petron Oil Company and the acquisition of stock of Delmarva Operating Services Company during phase 1 of the restructuring and of Atlantic Generating Inc. during phase 2 of the restructuring (HCAR No. 26953 dated December 16, 1998(1) (the "Restructuring Order"))) Conectiv also owns Conectiv Energy, Inc., ("CEI") a previously inactive company that has recently begun investing in two projects that will qualify as eligible facilities. The Federal Energy Regulatory Commission ("FERC") has determined that CEI qualifies as an exempt wholesale generator ("EWG").(2)

         This filing seeks authorizations required under the Public Utility Holding Company Act of 1935 as amended (the "Act") for the transfer of certain generating facilities of Delmarva and ACE to affiliates that initially will be utilities for purposes of the Act. Other generating assets will be sold to third parties and, to the extent authorizations under the Act are required in connection with the sales to third parties, a separate filing has been made.(3) Conectiv's intent is to transfer the retained generating assets to affiliates that are not engaged in the transmission and distribution

--------
(1) The restructuring U-1 envisioned that certain assets and contracts held by a division of Delmarva (doing business as Conectiv Energy) would be transferred to Conectiv Services, Inc. rather than CESI. It is now contemplated that CESI will be engaged in energy marketing at not only the industrial and commercial level, but also at the retail level. The Company now proposes that the assets and contracts referred to will be transferred to CESI or a subsidiary of CESI. The assets and contracts are not utility assets and the transfer does not require the approval of this Commission under the Act. The assets and contracts are utilized in an energy-related business as specified in Rule 58(b)(1)(v).

(2) The implementation of a like-kind exchange may require that CEI be sold to a third party intermediary. Under the like-kind exchange, at a later time, CEI's assets would be exchanged by the third party for certain generating facilities previously transferred from Delmarva to CDG. The like-kind exchange is discussed in more detail in Section I below.

(3) See File No. 70-9609. As discussed in more detail later, there are three categories of generating facilities to be transferred by ACE and four categories to be transferred by Delmarva: 1) those sold to a non-EWG third party purchaser by Delmarva and ACE for which approval under the Act is required and requested in File No. 70-9609; 2) those being sold to EWG third party purchasers by Delmarva and ACE for which no approval under the Act is required; 3) those being transferred to CDG or CAG by Delmarva or ACE and retained by the transferee and
4) those being transferred by Delmarva to CDG subject to an obligation to transfer the facilities to an EWG third party purchaser under the terms of a like-kind exchange agreement. The latter two types of facilities are identified on Exhibit H-1.

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business and to convert Delmarva and ACE to "wires and pipes companies" that provide only regulated electric transmission and distribution services and, in the case of Delmarva, regulated gas distribution services.


         The transaction to accomplish the transfer of the facilities has been structured to maximize financing flexibility and to minimize state and federal tax consequences. The Delmarva facilities will be transferred to Conectiv Delmarva Generation, Inc. ("CDG"), which is a wholly-owned subsidiary of Delmarva that was originally incorporated as a real estate investment trust(4). In exchange for the facilities, CDG will issue new shares of common stock to Delmarva. After the transfer of the facilities from Delmarva to CDG in exchange for additional common equity issued by CDG, Delmarva will declare a capital dividend to Conectiv in the form of CDG common stock. Conectiv will then fund a new subsidiary holding company proposed to be created for this purpose to be named Conectiv Energy Holding Company ("CEH") by contributing the CDG common stock to CEH making CDG a direct subsidiary of CEH. CEH will become an intermediate holding company in the Conectiv corporate family.

         The ACE generating facilities to be retained will be contributed to Conectiv Atlantic Generation, LLC ("CAG"), a new wholly-owned subsidiary of ACE in exchange for the ownership interest in CAG. CAG will temporarily become a wholly-owned subsidiary of ACE. ACE will then contribute the CAG ownership interest to ACE REIT, Inc. ("ACE-REIT"), an ACE subsidiary that was also formed to be a real-estate investment trust but was never funded and was never active. ACE will then issue a dividend to Conectiv of ACE-REIT's common stock. Conectiv will then contribute the ACE-REIT common stock to CEH, making ACE-REIT a direct subsidiary of CEH and CAG an indirect subsidiary of CEH.

         The following two tables illustrate the intra-corporate transfers of the facilities and the corresponding transfers of the common equity shares related to the Facilities:

                               DELMARVA FACILITIES

Step 1:                   Step 2:
    ------------
      Delmarva               --------------   ----------   ----
    ------------                Delmarva        Conectiv   CEH
                             --------------   ----------   ----
                                            CDG          CDG
Common Stock Facilities                     Common       Common
                                            Stock        Stock

    ------------
       CDG
    ------------

--------------------
(4) The company was never funded and never became operational. The company's name was changed from DPL-REIT, Inc. to CDG in anticipation of the proposed transfer. DPL REIT Holding Company, Inc., a shell intermediary company that existed for a time, was merged into Delmarva so that CDG is now a wholly-owned subsidiary of Delmarva.

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                               ATLANTIC FACILITIES

Step 1:                          Step 2:
  -----                          -----                   -----------
   ACE                            ACE                      ACE-REIT
  -----                          -----                   -----------
                                         CAG Ownership
                                         Interest
CAG


Ownership Facilities                Step 3:
Interest
    -----
     CAG         -----  ACE-REIT       --------     ACE-REIT        -------
    -----         ACE   Common Stock   Conectiv     Common Stock      CEH
                 -----                 --------                     -------

The net effect of those transactions is that Delmarva's generating facilities will be transferred to CDG and ACE's generating facilities to CAG and the common equity ownership related to the Delmarva and ACE generating facilities will be transferred to CEH. CDG and CAG will own no assets other than generation facilities and appurtenant transmission facilities and will sell power exclusively at wholesale. Both CDG and CAG will become subsidiaries of CEH, which will be a directly-owned subsidiary of Conectiv. In addition to the common stock of CDG and CAG, Conectiv proposes to contribute to CEH the common stock of CESI, a Rule 58 company and may at a future date contribute to CEH the common stock of Atlantic Cogeneration, Inc., which is also a Rule 58 company.

         The following tables show the placement of the relevant companies in the Conectiv corporate family on a pre-reorganization and post-reorganization basis.

                                   PRE-REORGANIZATION
                                       --------
                                       Conectiv
          -----------                  --------                ------
            Delmarva                     ACE                    CESI
          -----------                  ------                  ------

          -----------                  ------            ------------
              CDG                       CAG                 ACE-REIT
          -----------                  ------            ------------



                               POST-REORGANIZATION

                                   ----------
                                    Conectiv
                                   ----------
           ----------                 -----            -----
            Delmarva                   ACE              CEH
           ----------                 -----            -----
                                     ------   --------      ------
                                       CDG    ACE-REIT       CESI
                                     ------   --------      ------
                                             -------
                                               CAG
                                             -------

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Thus, Delmarva and ACE will be solely in the transmission and distribution business in those states in which they now operate. CEH will be an intermediate holding company and indirectly will be in the power production and sales and energy marketing businesses through its ownership of CDG, CAG and CESI. The retention of these facilities in a nonregulated environment in the system made up of Conectiv and its subsidiaries (the "System") has no financial impact and does not subject the System to any unusual risk as would proposed investments in foreign utilities or foreign EWGs. The operation of these facilities is part of the business in which the System has been engaged historically. The arena has merely changed from one of regulation to a deregulated environment.

         Following its formation, CEH will issue securities to Conectiv to fund its business and the CEH subsidiaries each will issue securities to either Conectiv or CEH to fund its business.

         The authorizations requested under the Act related to the foregoing transactions are as follows:

1. Transactions Related to the Capitalization of CDG and CAG (referred to collectively as the "Energy Subsidiaries").

                 a) A capital contribution of certain generating utility assets by Delmarva to CDG;

                 b) A capital contribution of certain generating utility assets by ACE to CAG; and the contribution of the ownership interest in CAG to ACE-REIT establishing ACE-REIT as a Delaware holding company; and

                 c) the acquisition by each of the Energy Subsidiaries of its portion of the generating assets.

2. Dividend out of capital or unearned surplus by ACE to Conectiv of the common stock of ACE-REIT and by Delmarva to Conectiv of the common stock of CDG.

3. Creation of Conectiv Energy Holding Company ("CEH") and contribution of CDG and ACE-REIT Stock to CEH. Approval of acquisition of CDG and ACE-REIT by CEH. Determination that ACE-REIT is not a utility holding company.

4. Request for reservation of jurisdiction pending completion of the record with respect to status of CDG and CAG as EWGs.

5.   CEH authority to acquire EWGs as an Intermediary Company.

6. Financing of CEH by Conectiv and financing of CDG, CAG and ACE-REIT by CEH or Conectiv.

7. Authority for the acquisition of utility assets pursuant to a like-kind exchange if, at that time, CDG is not an EWG.

B.  Background and Regulatory Environment

         Each of the states in which Delmarva and ACE operate has enacted legislation restructuring the electric utility industry in that state to provide retail choice of electricity suppliers. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be

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deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system.

         On August 31, 1999, the Delaware Public Service Commission ("DPSC") issued an order with respect to Delmarva's plan for complying with the Electric Utility Restructuring Act of 1999 (the "Delaware Act"). Retained customers with peak monthly load of 1,000 kilowatts ("KW") or more were able to choose electric suppliers as of October 1, 1999, customers with loads of 300KW or more were able choose as of January 15, 2000 and all others may choose as of October 1, 2000. The Delaware Act permits Delmarva to sell, transfer, or otherwise divest its electric generating plants without DPSC approval after October 1, 1999. Electric rates are unaffected by such sales. Delmarva remains the provider of default service to customers who do not choose an alternative electricity supplier for a period of three or four years for non-residential and residential customers, respectively. Electric rates for these customers are fixed throughout this transition period. Following this transition period, the DPSC may request that Delmarva remain the provider of default service, but the service would be provided at market-based rates.

         In Maryland, as in Delaware, Delmarva's Plan for implementing Electric Customer Choice and Competition Act of 1999, which was approved by the Maryland Public Utility Commission on October 8, 1999, provides that rates are unaffected by the sale or transfer of any generating assets. Delmarva will provide default service to customers who do not choose an alternative electricity supplier from July 1, 2000 to July 1, 2004 for residential customers and July 1, 2000 to
July 1, 2003 for others.

         The Virginia Electric Utility Restructuring Act phases-in retail electric competition beginning January 1, 2002. As part of a restructuring application filed with the Virginia State Corporation Commission ("VaSCC"), Delmarva is seeking approval to transfer the facilities. Approval also will be obtained for the transfer of the facilities from Delmarva to CDG under the Virginia Affiliates Act.

         The New Jersey Board of Public Utilities ("NJBPU") issued a Summary Order on July 15, 1999 concerning restructuring of ACE's electric supply business. Among other matters, the Summary Order provided ACE's customers with a choice of electricity suppliers effective August 1, 1999. However, ACE is obligated to supply electricity to customers who do not choose an alternative electricity supplier through July 31, 2002 under the Basic Generation Service(5). Gains or losses on the sale of ACE's generating plants (other than certain "mid-merit" plants) will affect the amount of stranded costs to be recovered from customers and would not affect ACE future earnings. In the event of a sale within four years of certain "mid-merit" plants to third parties, 50% of any gain would reduce stranded costs and 50% would affect earnings. The transfer to an affiliate is preapproved and does not affect stranded costs nor future earnings. ACE is only required to file proposed accounting entries with the NJBPU.

         Under the Delaware and New Jersey electric industry restructuring legislation, Delmarva and ACE are in the process of exiting the business of generating electricity. Conectiv is implementing a "mid-merit" strategy through the sale of baseload facilities and the retention of "mid-merit" facilities. Nuclear and non-strategic baseload fossil electric generating plants that run almost continuously to supply the base of minimum demand level for electricity are to be sold to third parties. The mid-merit facilities to be retained and transferred to an affiliate are comprised of

-------------------

(5) Under the terms of the Summary Order, ACE is outsourcing the Basic Generation Service. CESI may bid to supply all or a portion of the capacity and energy need of the Basic Generation Service.

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electric generating plants that can quickly increase or decrease their KW per hour output level on an economic basis. These plants are generally operated during times when demand for electricity rises and prices are higher. Approximately 1,412 MW of net generating capacity owned by Delmarva and 1,123 of net generating capacity owned by ACE will be transferred or sold to non-affiliates(6). Pursuant to this application, it is proposed that approximately 1,364 MW of net generating capacity owned by Delmarva (exclusive of the net generating capacity subject to the like-kind exchange) and 502 MW of net generating capacity owned by ACE will be transferred to CDG and CAG respectively. In addition, CEI has begun making investments in the construction of two projects involving combustion turbine generating facilities that are compatible with Conectiv's mid-merit strategy.

C. Transactions related to the capitalization of CDG and CAG through the contribution of generating assets. Capitalization of ACE-REIT through the contribution of CAG's ownership interests to ACE-REIT

    CDG is currently an inactive wholly-owned subsidiary of Delmarva. Delmarva proposes to capitalize CDG through the contribution by Delmarva to CDG of generating assets listed in Exhibit H-1 hereto. In consideration for the capital contribution, CDG will issue common stock to Delmarva.

    ACE will make a capital contribution consisting of the generating assets listed in Exhibit H-1 (together with the generating assets transferred by Delmarva to CDG, the "Generating Assets") to CAG, a newly established Delaware limited liability company. ACE will then contribute the ownership interest in CAG to another wholly-owned subsidiary, ACE-REIT, establishing CAG as an indirect subsidiary of ACE and a direct subsidiary of ACE-REIT, which will be a Delaware holding company. The assets so transferred will continue to be accounted for as part of the Atlantic Utility Group (as defined in the Conectiv Restated Certificate of Incorporation) for purposes of determining the dividend on Conectiv Class A Common Stock so that the transfer has no impact on the dividend for Class A Common Stock.

    CDG and CAG will acquire their respective portion of the Generating Assets so transferred and will operate the assets, selling 100% of the output to CESI, the marketing company in the System as described below.

    Delmarva's Generating Assets are encumbered by a Mortgage and Deed of Trust, dated October 1, 1943 as supplemented by 94 indentures supplemental thereto (the "Delmarva Mortgage"), in favor of Delmarva's bondholders. ACE's Generating Assets are encumbered by a Mortgage, dated January 15, 1937 as supplemented by 40 indentures supplemental thereto (the "ACE Mortgage"), in favor of ACE's bondholders. The Chase Manhattan Bank is the Successor Trustee under the Delmarva Mortgage and Bank of New York is the Successor Trustee under the ACE Mortgage. Delmarva and ACE are working with the Trustees to release the Generating Assets from the liens of the mortgages, in accordance with the provisions of the terms of the mortgages.

--------------------
(6) It is currently anticipated that approximately 127 MW of net generating capacity owned by Delmarva will be transferred to CDG subject to an obligation to transfer the assets to a third party in consideration for certain like-kind assets. (The specific assets are identified on Exhibit H-1). See Item 1.I below.


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      Pursuant to orders of the state commissions in which they operate and subject to the submission of certain accounting entries to the NJBPU in the case of ACE and approval of the VaSCC in the case of Delmarva, ACE and Delmarva each has been authorized and pre-approved to transfer the Generating Assets at book value to a new affiliate in the Conectiv System. Such a transfer will permit the new affiliate to operate the assets efficiently in a competitive environment. Ultimately CDG and CAG will need the flexibility shared by competitors in the deregulated generating industry and can only achieve that flexibility with EWG status as discussed below.

      D.  Dividend of Stock of CDG and ACE-REIT to Conectiv.

      As of December 31, 1999, as a result of write-downs occurring due to state electric industry restructuring, Delmarva has approximately $147.3 million of retained earnings. The capital or unearned surplus account, titled "Additional Paid in Capital" totaled approximately $528.9 million. The book value net of deferred taxes of the CDG common stock to be transferred to Conectiv by dividend is approximately $301.4 million (of which $26.4 million is associated with the assets transferred and subject to the like-kind exchange) and will be paid out of the capital or unearned surplus account, leaving all retained earnings for the payment of dividends to preferred stockholders and to Conectiv as the holder of all outstanding common stock. The capital dividend by Delmarva will cause the common equity to total capitalization ratio for Delmarva to fall below 30% until the sale of other generating facilities to third parties is completed. The closing is scheduled for September 1, 2000 but is contingent on the prior receipt of state regulation approvals.

      As of December 31, 1999, also as a result of write-downs occurring due to state electric industry restructuring, ACE has approximately $130.0 million of retained earnings. The book value net of deferred taxes of the ACE-REIT stock to be transferred to Conectiv by dividend is approximately $77.2 million and thus, could be paid by ACE out of retained earnings. However, generally accepted accounting principles require that the dividend be accounted for as a dividend out of capital surplus.

      Conectiv may make a capital contribution to Delmarva or ACE, if necessary, to return the capital structure of the utility company to an appropriate debt-equity ratio. If, however, the equity portion of the proceeds from the sale of assets to third parties, if retained by Delmarva or ACE, is sufficient to achieve a proper capital structure for Delmarva or ACE, as the case may be, no capital contribution will be made by Conectiv to either ACE or Delmarva, as the case may be.

      E. Approval of Acquisition of CDG and ACE-REIT by CEH. Creation of CEH and Contribution of CDG and ACE-REIT common stock to CEH. Determination that ACE-REIT is not a utility holding company. Possible future activities of CEH.

      Conectiv proposes to create CEH as a new subsidiary holding company for the purpose of holding ownership and directing the activities of various companies engaged in the generation and marketing of electricity and other forms of energy. Conectiv proposes to transfer to CEH, through a capital contribution, Conectiv's ownership interest in CDG and ACE-REIT. Approval of the Commission is requested for the creation of CEH, the contribution of the Common Stock of CDG and ACE-REIT to CEH and the acquisition of the stock by CEH. CEH will not be an operating company, will have no employees and will function as an intermediary holding company that will be a utility holding company until such time as CDG and CAG are qualified as EWGs. Until such time as CDG and CAG are declared to be EWGs, Conectiv requests that the Commission deem ACE-REIT not to be a utility holding company solely for the purpose of section 11(b)(2) which provides that this Commission shall take such action as it finds necessary in order that the holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. ACE-REIT, as a Delaware holding company, is

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a company that derives its revenues solely from the ownership of the common stock in companies doing business in other jurisdictions.(7)

      Conectiv also proposes to contribute to CEH the common stock and other securities held in CESI and at some point in the future, may contribute to CEH common stock and other securities held in Atlantic Cogeneration, Inc. ("AGI"). Since CESI and AGI are Rule 58 companies the acquisition of the securities by CEH is exempt from approval under Rule 58. The capital contribution of the securities by Conectiv also requires no approval pursuant to Rule 45(b)(4).

         In the Merger Order, Conectiv was authorized to retain ownership of CESI (formerly named Delmarva Energy Company) as a Rule 58 energy marketing company (See HCAR No. 35-26832 dated February 25, 1998). Under the subsequent Restructuring Order, Petron Oil Corporation was merged into CESI and CESI acquired ownership of Delmarva Operating Services Company ("DOSC"), a company providing management services to independent production companies or EWGs.

         CESI will also become the company providing energy management services to customers. Services may include:

  - Energy services to large commercial and industrial customers including power system consulting, end-use efficiency services, customized on-site systems services and other energy services.

  - Energy management services including demand-side management and energy audits.

  - Conditioned power services that prevent, control or mitigate adverse effects of power disturbances.

  - Asset management services related to energy-related systems, facilities and equipment including distribution systems and substations, transmission facilities, generation facilities, boilers, chillers, and HVAC and lighting systems and to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978.

  - Consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services, risk management services, communications systems, information systems, data processing, system planning, strategic planning, finance, feasibility studies, and similar services.

  - Other services related to the consumption of energy and the maintenance of property by end-users.

         Currently Conectiv Solutions, CCC ("Solutions") is authorized to engage in the business of providing these services. This Application proposes that Solutions will withdraw from these activities and will confine its services to those other services previously authorized.

      CESI will continue to be a Rule 58 company. Substantially all revenues will be derived from (in order of anticipated relative contribution): 1) brokering, marketing (at wholesale and retail) and

-----------------------

(7) In the National Grid Group Acquisition of New England Electric System order (HCAR No. 35-27154 dated March 15, 2000), the Commission concluded that it could "look through" the Intermediate Holding Companies. . . for the purposes of the analysis under section 11(b)(2) of the Act." (Text accompanying Footnote 70). As with National Grid, ACE-REIT "will not serve as means . . . to diffuse control of the [Conectiv System] Rather, th[is] compan[y] will be created a special-purpose entit[y] for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-[state] transaction."

 trading transactions involving electricity and other types of energy commodities (Rule 58(b)(1)(v)); 2) energy management or demand-side management services (Rule 58(b)(1)(i)); and 3) the sale of technical, operational, management, and other similar services and expertise developed in the course of utility operations in such areas as power plant and transmission system engineering, development and design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation. (Rule 58(b)(1)(vii)). To minimize risks associated with dealing in energy commodities, CESI also will engage in hedging and/or financial transactions associated with energy marketing, including derivatives, future contracts, options and swaps, including, without limitation, electric power, oil, natural and manufactured gas, emission allowances, coal, refined petroleum products and natural gas liquids and to provide incidental related services to customers, such as fuel management, storage and procurement services. CESI would engage in such activities without regard to the location or identity of customers or source of revenues; provided, however, that only with approval of the FERC under the Federal Power Act, will CESI sell electricity to either of Conectiv's electric utility subsidiaries, Delmarva or ACE. CESI will have the right to sell at retail in Delmarva's and ACE's service territories and will be assuming any unregulated retail transactions and programs already underway at Delmarva. As discussed below, the Energy Subsidiaries will have contracts with CESI providing for the sale of each Energy Subsidiary's output to CESI. Delmarva and ACE also may have contracts providing for the purchase of power from CESI. The Delmarva purchases would constitute a portion of the power needed to meet its default service requirements.

      AGI was a nonutility subsidiary holding company that was an indirect subsidiary of Atlantic Energy, Inc. prior to the merger that created Conectiv. AGI and its subsidiaries develop, own and operate independent power production, which is also a permissible energy-related activity under Rule 58(b)(1)(viii). As noted above, under the Restructuring Order, it was contemplated that AGI would become a subsidiary of CESI during phase 2 of the restructuring. It is now proposed that ownership of AGI would be transferred to CEH.

F. Request for Reservation of Jurisdiction pending Completion of the Record with Respect to Status of CDG and CAG as EWGs.

      Conectiv intends for the Energy Subsidiaries (CDG and CAG) to be qualified as EWGs for purposes of Section 32 and Rules 52 through 54 promulgated thereunder. . If the book value of the investment in the Generating Assets at the time of transfer is included in the "Aggregate Investment" for purposes of Rule 53, the limit on Aggregate Investments contained in the Rule would be exceeded even if the ACE retained earnings denied to Conectiv under merger accounting ($225 million) is added back. Conectiv requests that the book value of the investment in the Generating Assets at the time of transfer to the Energy Subsidiaries be excluded for purposes of determining the Aggregate Investment in EWGs.(8) However, Conectiv does not believe that the requisite order of the state commissions under Section 32 (c) of the Statute will be received in a timely manner. Therefore, Conectiv requests that the Commission reserve jurisdiction over the requested exclusion pending completion of the record by the filing of the requisite state orders.

---------------------

(8) In the order related to the acquisition of New England Electric System by National Grid, plc, this Commission found that the Aggregate Investment in foreign utility companies in that case was acceptable even though it equaled more than 200% of retained earnings (footnote 45).

G.    CEH Authority to Acquire EWGs as Intermediary Company

      Conectiv requests authorization for CEH to invest in one or more EWGs and to consolidate or dispose of the ownership interests in any such EWG so acquired so long as the aggregate limitation as established from time to time is not exceeded.

H.   Financing of CEH and Financing of ACE-REIT, CAG and CDG by CEH or Conectiv

     Authorization is requested for CEH, ACE-REIT, CAG and CDG to engage in certain financing until such time as CAG and CDG qualify as EWGs and the financing of the companies can be accomplished through Rule 52 or until March 31, 2002 whichever first occurs.

         1.  CEH Financing by Conectiv

         CEH requests authority to issue common stock or long or short-term debt to Conectiv as necessary to fund the operations of its businesses through March 31, 2002. Since CEH is a utility holding company under the Act, Rule 52 is unavailable to permit financing without Commission approval. After CDG and CAG become EWGs, Rule 52 will apply to permit future financing without further order of the Commission. Any debt issued by CEH to Conectiv will bear interest at a rate designed to approximate Conectiv's cost of money. Also, authorization is requested for CEH to participate in the Conectiv System Money Pool.

         2. CAG, CDG and ACE-REIT financing by CEH or Conectiv

         Under the terms of the Financing Order, Conectiv has authority to guarantee the obligations of direct and indirect subsidiaries aggregating up to $350 million at any time outstanding. Under this authority, Conectiv may guarantee obligations of CAG, ACE-REIT, CDG, CESI and other subsidiaries of CEH subject to any limitations on Aggregate Investments in EWGs or Rule 58 companies. ACE-REIT, CAG and CDG request authority to issue common stock or long or short-term debt to CEH or Conectiv as necessary to fund the operations of their businesses through March 31, 2002. Since CAG and CDG are utility companies under the Act, but are not subject to regulation in a state, Rule 52 is unavailable to permit financing without Commission approval. Similarly ACE-REIT is a utility holding company making Rule 52 unavailable. After CDG and CAG become EWGs, Rule 52 will apply to permit future financing without further order of the Commission. Any debt issued by CAG, CDG or ACE-REIT will bear interest at a rate designed to approximate the lenders cost of money. Also, authorization is requested for CAG, CDG, and ACE-REIT to participate in the Conectiv System Money Pool until such time as CAG and CDG qualify as EWGs.

I. Authority for the acquisition of utility assets pursuant to a like-kind exchange if at that time CDG is not an EWG

         As noted in Footnotes 2 and 6 above, it is currently anticipated that approximately 127 MW of net generating capacity owned by Delmarva will be transferred to CDG subject to an obligation to transfer the assets to a third party in consideration for receipt of certain like-kind assets.

         The like-kind exchange agreement will enhance cash flow and utilize certain tax efficiencies for the System. If the like-kind exchange agreements are executed, ownership of CEI may be transferred to a third party intermediary to facilitate the exchange and as a result, a portion of the investment to be made by CEI in certain eligible facilities aggregating up to $350 million, for which authorization is currently sought in File No. 70-9095 (the "New Hay Road Facilities"), will be made by a nonaffiliated third party. The generating facilities transferred to CDG subject to the like-kind exchange agreements will ultimately be sold to the third party in exchange for the acquisition by CDG of either the New Hay Road Facilities at the time when the investment in the New Hay Road Facilities equals or approximates the value of the CDG facilities or other suitable generating assets. If the New Hay Road Facilities are reacquired, CDG then would complete the construction of the New Hay Road Facilities. Thus, Conectiv will ultimately invest up to $350 million in the New Hay Road Facilities. The third party will be an EWG so the transfer by CDG of generating assets to the third party will not require further approvals. If CDG is an EWG at the time of the acquisition, the investment in the New Hay Road Facilities will have been approved by the order in File No. 70-9095. If CDG is not an EWG at the time of the reacquisition of the New Hay Road Facilities, authorization is requested for the acquisition of the facilities as utility assets.

J.     Affiliate Transactions

         All ongoing relationships between the Energy Subsidiaries or CEH and affiliates involve the sale of electricity or natural gas or of another commodity or service, the sale of which is normally subject to public regulation so that under Rules 80 and 81, approval of this Commission is not required. The sole exceptions are the form of the service agreement with Conectiv Resource Partners, Inc. ("CRPI") and the intrasystem tax allocation agreement. The service agreement will be executed in the form previously approved by this Commission. The tax allocation agreement complies with Rule 45(c) and has previously been filed with this Commission as an exhibit to the Annual Report on Form U5-S. Approvals from the utility commissions in the states of Virginia and New Jersey will be required for the interconnection and other agreements between CDG and Delmarva and CAG and ACE and Virginia approval will be required for the power purchase agreement between Delmarva and CESI.

K.  Authorization Period and Reporting

         Rule 24 (c)(1) under the Act provides, in pertinent part, that unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. To avoid the situation in which the Applicants fail to designate an alternative period, Applicants hereby designate the period from the date of the order in this matter to the expiration of the authority under this order as the period in which they will carry out the transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by, the relevant orders.

     Applicants request that Energy Subsidiaries and CEH be authorized to report, annually in an Annual Report on Form U- 13-60 under the Act, the following information: (a) each investment made by Conectiv or Delmarva or ACE in CEH, CDG, CAG or ACE-REIT during the immediately prior year; (b) a general description of the activities of each company in the immediately prior year; and
(c) the revenues and expenses of each company during the immediately prior year. The foregoing shall be in lieu of any certificates of completion or partial completion otherwise required by Rule 24 under the Act. If any report contains confidential or proprietary business or commercial information, confidential treatment under Rule 104 under the Act may be sought at such time.

L.       Statement Pursuant to Rule 54

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an

EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system, if Rules 53(a), (b), or (c) are satisfied. Conectiv is in compliance with Rules 53(a), (b) and (c).

         Rule 53(a) permits the Commission to authorize the issuance of securities to fund the acquisition of EWGs or FUCOs if the aggregate investment does not exceed 50% of the average consolidated retained earnings as reported for the four most recent quarterly periods on the holding company's Form 10-K or 10-Q. Conectiv's current investment in EWGs is less than 50% of average consolidated retained earnings as reported for the most recent quarterly periods.

         Conectiv has insignificant indirect interests in EWGs. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, a joint venture, which is an EWG. There has been no additional post-merger investment in this EWG by Conectiv or a subsidiary. CEI is in the process of developing two new combustion turbine generation facilities as discussed above. As of March 22, 2000, Conectiv's investment in EWGs totaled $22 million.

          Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).

         In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

         Conectiv, in connection with any Form U-1 seeking approval of EWG and FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

Not applicable.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Estimated fees and expenses are expected to be incurred by Applicants in connection with the transactions described above will be filed by amendment.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     Applicants are informed by counsel that the proposed transactions are or may be directly or indirectly subject to Sections 6, 7, 9, 10, 11, 12, 13 and 32 of the Act and Rules 43, 45, 46, 53, and 54, under the Act.

     To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

     Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business."

     Applicants believe that the proposed transactions described herein which are subject to Section 9(a) of the Act satisfy the standards of Section 10 of the Act.

     The transactions described herein comply with all applicable state laws and, as described above, are in response to state laws, in particular the acts, mandating deregulation and the introduction of competition in the retail electrical generation market, and do not tend toward interlocking relations or the concentration of public utility companies. Moreover, the deregulation of, and the introduction of competition in, the retail electrical generation market has been enacted specifically to benefit the public interest and the interests of investors and consumers; as the transactions described herein are being effected to comply with and to further such legislative initiatives, they likewise should be of benefit to the public interest and the interests of investors and consumers.

     Applicants believe that the transactions described in Item 1 do not unduly complicate the capital structure of the System and are in the public interest and in the interest of investors and consumers. Applicants also believe that the transactions described in Item 1 will tend toward the proper functioning of the System in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public utility system.

     The transactions described in Item 1 are, in the context of deregulation and competition in the retail electrical generation market, "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system such as

 Conectiv. These transactions will enable the System to offer competitive generation in the deregulated retail market; thus they tend toward the economical and efficient development of an integrated public utility system.

             The various transfers of assets and equity securities and the formation of the Energy Subsidiaries and CEH described in Item 1 would not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the System. The creation of the new subsidiaries is necessary to adapt to competition in the deregulated retail generation industry and to minimize the costs of the transition to competition. As noted in Item 1, the transfers and the formation of new subsidiaries (a) will allow Delmarva and ACE to continue to serve the needs of its regulated customers while gearing Conectiv for competition in the deregulated retail generation market, (b) will remove the Generating Assets from rate-regulated Delmarva or ACE, (c) will allow the Energy Subsidiaries to manage and operate the Generating Assets with due regard to market considerations, and
(d) will increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity. After all transfers and actions described in Item 1 are completed, redundant organizational structures will not remain. See National Grid Plc, HCAR No. 27, 154 (March 15, 2000); Allegheny Energy, HCAR No. 27, 101 (November 12, 1999) and Entergy Corp., HCAR No. 25, 952 (December 17, 1993).

          For all of the foregoing reasons, Applicants believe that the transactions described in Item 1 meet the requirements of and are entirely consistent with the principles behind Sections 9, 10 and 11 of the Act.

         Conectiv expects that the distribution of the interests of CDG and ACE-REIT to Conectiv will be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the Act. Applicants believe that, in the overall context of the transactions described in Item 1, the interests of each security holder at the time of such distributions and of the public will not be adversely affected by such distributions. While the distributions are being structured as such in order to minimize the tax burden on the Applicants (which also benefits the sole common equity holder of Delmarva, ACE or CEH as the case may be, and indirectly, the public), the distributions are fundamentally meant to effect the transfer by Delmarva or ACE of the Generating Assets to an affiliate in the System in accordance with the orders described herein. The distributions will be the final step in the reduction of the capitalization of Delmarva or ACE and the reorganization of the System, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation, as described herein. The distributions are clearly not intended to harm the interests of Delmarva or ACE or, ultimately, Conectiv, who will continue to own the assets transferred by such distributions. Moreover, in that the regulated parts of Delmarva or ACE's business (transmission and distribution) which are not subject to deregulation and competition will continue to be owned directly by Delmarva or ACE, Delmarva or ACE and the public which each serves will not be subject to the impact of deregulation and competition on Delmarva or ACE's former generation business and will, to a large degree, be protected from the uncertainties and possible losses affecting generation in a competitive and deregulated environment. For these reasons, Applicants believe that the proposed distributions are entirely consistent with the policies and principles behind
Section 12 of the Act
and request that the proposed distributions by Delmarva and ACE to Conectiv described in Item 1 be approved.

Item 4.     Regulatory Approval.

     State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

The Federal Energy Regulatory Commission has jurisdiction over the proposed transfer of the transmission facilities associated with the generating assets. In addition authorization is required from the VaSCC for the transfer of the Generating Assets under the Affiliates Laws. In New Jersey, certain ACE accounting entries must be submitted to the NJBPU. Copies of the FERC and Virginia applications and orders will be filed herewith or by amendment.

Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

Applications will be filed with the FERC and VaSCC.

Item 5.     Procedure.

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

     Conectiv requests that the Commission issue and publish not later than April 14, 2000 the requisite notice under Rule 23 with respect to the filing of this Declaration. Conectiv further requests that such notice specify a date not later than May 16, 2000 as the date after which the Commission may issue an order granting this Application.

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

       Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.     Exhibits and Financial Statements.

         (a)     Exhibits:

         A - 1    Certificate of Organization of CDG
         A - 2    Certificate of Organization of ACE-REIT
         A - 3    Certificate of Organization of CAG

         B - 1    Form of Asset Transfer Agreement between Delmarva and CDG (to be filed by amendment)
         B - 2    Form of Asset Transfer Agreement between ACE and CAG (to be filed by amendment)
         D - 1    Summary Order dated July 15, 1999 issued by the NJBPU removing generating assets from regulatory oversight.
         D - 2    Application to VaSCC for Authority to Transfer Delmarva
                  Generating Assets (to be filed by amendment).
         D - 3    Order of VaSCC authorizing implementation of restructuring (to be filed by amendment)
         D - 4    Order of the VaSCC under the Virginia Affiliates Act
                  authorizing asset transfer (to be filed by amendment).
         D - 5    Application to FERC for approval of Transfer to an Affiliate
         D - 6    FERC Order Authorizing Transfer (to be filed by amendment)
         D - 7    Application to FERC for Approval of Dividend out of Capital
                  and Affiliate Transactions.
         D - 8    FERC Order authorizing Dividends out of Capital. (to be filed by amendment)
         F        Preliminary opinion of counsel (to be filed by amendment)
         G        Form of Federal Register notice
         H-1      List of Generating Assets to be transferred

       (b)       Financial Statements

           FS-1 Conectiv Consolidated Financial Statements, dated December 31,
                1999.
           FS-2 Conectiv Consolidated Financial Data Schedule (filed with
                Conectiv's Form 10-K for the year ended December 31, 1999) (included in electronic submission only)
           FS-3 Delmarva Pro Forma Consolidated Balance Sheets, dated December
                31, 1999.
           FS-4 Delmarva Financial Data Schedule (included in electronic submission only)
           FS-5 ACE Pro Forma Consolidated Balance Sheets, dated December 31,
                1999.
           FS-6 ACE Financial Data Schedule (included in electronic submission only)

Item 7.     Information as to Environmental Effects.

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 31, 2000

                                          Conectiv
                                          Atlantic City Electric Company
                                          Delmarva Power & Light Company
                                          ACE REIT, Inc.
                                          Conectiv Atlantic Generation, LLC
                                          Conectiv Delmarva Generation, Inc.
                                          Conectiv Energy Holding Company



                                          By: /s/ Philip S. Reese
                                              -------------------
                                                  Philip S. Reese
                                                  Vice President and Treasurer
                                                                             21